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Asia Pacific Bangkok Beijing Hanoi Ho Chi Minh City Hong Kong Jakarta Kuala Lumpur	CONFIDENTIAL November 23, 2009	Robert A. Grauman Tel: +1 212 891-3587 Fax: +1 212 310-1687 Robert.a.grauman@bakernet.com VIA OVERNIGHT MAIL AND EDGAR
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Washington, DC

Jay Ingram, Esq.
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

RE:         A-Power Energy Generation Systems, Ltd. -Registration Statement on Form F-3,
 filed September 18, 2009 (Registration No. 333-161983) (the “F-3”)

Dear Mr. Ingram:

With respect to the above captioned filing and on behalf of A-Power Energy Generation Systems, Ltd. (the “Company”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated October 15, 2009 (the “Comment Letter”).

To assist in the Staff’s review of the responses, we have included the Staff’s comments in the order presented in the Comment Letter and keyed the Company’s corresponding responses accordingly.

A copy of this letter is being submitted as “correspondence” via EDGAR, and the Company is also filing on EDGAR Amendment No. 1 to the F-3 (“Amendment No. 1”).  We will also send by overnight mail to your attention (i) a copy of Amendment No. 1 to the F-3 (“Amendment No. 1”), including exhibits and (iii) a marked copy of Amendment No. 1, marked to show changes made to the F-3 filed on September 18, 2009.

Preliminarily we note that the financial statements in the Company’s Form 20-F for the year ended December 31, 2008, which are incorporated by reference into the F-3, are more than nine months old.  In a conversation with Jessica Kane, of the Staff, on November 19, 2009, we advised Ms. Kane that due to contractual obligations of the Company to the selling shareholders, the Company is filing Amendment No. 1 to the F-3 at this time in order to expedite review of the Company’s responses to the Staff’s comments on the F-3. The Company intends to file interim financial statements meeting the age requirements of Item 5.B.2 of Form F-3 and Item 8.A.5 of Form 20-F under cover of a Form 6-K as soon as practicable following resolution of the Staff’s comments on the Company’s Form 20-F.  Ms. Kane advised that the Company could proceed in this manner. The Company confirms its understanding that in addition to the necessity to resolve outstanding comments on the 20-F (as noted in the Company’s response to Comment 1 below), the F-3 cannot be declared effective until the required interim financial statements are filed and incorporated by reference into the F-3.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

General

1.    We note that there are outstanding staff comments relating to your Form 20-F for the fiscal year ended December 31, 2008.  Please note that we will not accelerate the effectiveness of the Form F-3 until the Form 20-F review is completed.

The Company confirms its understanding that effectiveness of the F-3 will not be accelerated until the Staff completes its review of the Company’s Form 20-F.  The Company is working to resolve outstanding comments on its Form 20-F and submitted its responses to the Staff’s most recent comments on the Company’s Form 20-F made by letter dated October 20, 2009 on November 12, 2009.

Calculation of Registration Fee

2.    Refer to footnote (1) of the fee table.  Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act.  Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of convertible securities.  Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares.  See Interpretation 139.10 under of the Division’s Securities Act Sections Compliance and Disclosure Interpretations.

The Company acknowledges that Rule 416 does not permit registration of an indeterminate number of additional common shares that may become issuable upon changes in the exercise price of the convertible notes and the exercise price of the warrants.  Pursuant to its agreement with the investors in the Company’s private placement, and as noted in footnote (2) to the fee table, the Company has registered 130% of the number of shares presently issuable upon conversion or exercise of such securities.  The Company believes that such 30% overage will cover additional common shares, if any, that may become issuable upon reset of the conversion price of the notes in accordance with their terms and operation of the antidilution provisions of those securities.  The Company confirms, however, that in the event such price adjustments require the Company to issue shares in excess of those registered, it will file a new registration statement to register such additional shares.

Private Placement of Convertible Notes and Warrants, page 5

3.    Please revise your disclosure to discuss the Put Agreement Mr. Lu entered into with each of the buyers, pursuant to which, under certain circumstances, the buyers may exchange their notes and warrants for certain common shares owned by Mr. Lu in the event that the Company is unable to issue such common shares.

The Company has added the requested disclosure discussing the Put Agreement between Mr. Lu and the investors in the private placement.

Selling Shareholders, page 6

4.    Please be advised that all selling stockholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters.  With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.  If the broker-dealer affiliates are unable to make these representations, please identify them as underwriters.

Based on information provided to the Company prior to the filing of the registration statement, the Company understands that several of the selling shareholders are affiliates of broker-dealers. Each of such selling shareholders has confirmed to the Company that it purchased securities in the Company's private placement in the ordinary course of its business and that at the time it acquired its securities in the Company’s private placement, it did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities. No selling shareholder is itself a registered broker-dealer.

Exhibit 5.1 – Legal Opinion of Maples and Calder

5.    Please revise the legal opinion so that Maples and Calder affirmatively states that it has acted as counsel to A-Power Energy Generation Systems, Ltd.

In response to this comment, Maples and Calder have revised their opinion so that it now states that Maples and Calder have acted as counsel to the Company as to British Virgin Islands law in connection with the registration statement.

6.    We note that counsel’s opinion regarding the common shares is contingent upon the common shares being duly registered in the Company’s register of members.  Please explain to us supplementally why this condition has been included in counsel’s opinion, otherwise, please remove this condition from the opinion.

In response to this comment, Maples and Calder advise that under British Virgin Islands law, the legal issuance of shares is completed when the shares are recorded in the Company’s register of members, which is prima facie evidence of the legal title to the shares.  Accordingly, such registration is a condition to valid issuance of the shares and the condition has been included in their opinion.

7.    We note the qualification contained in Section 4.2.  Please explain to us supplementally why this qualification has been included in the legal opinion, otherwise, please remove this qualification from the opinion.

In response to this comment, Maples and Calder advise that there are a number of sanctions imposed by the United Nations which have been extended to the British Virgin Islands by Order in Council.  As a result, persons in the British Virgin Islands are restricted in their capacity to have dealings with organizations or individuals in the affected countries.

The sanctions imposed by the United Nations impose various measures including, for example, asset freezing.  If a person is subject to an asset freeze, then a British Virgin Islands company is prohibited from making funds or economic resources available to such person.  This prohibition may include the issuance of shares, and consequently Maples and Calder advise the qualification contained in Section 4.2 of the Maples and Calder opinion is necessary.

While the Company acknowledges that this is not dispositive, Maples and Calder has further advised the Company that this qualification is standard and that they have issued a number of opinions which were so qualified as exhibits to other registration statements which have been filed with the Commission.

Other Revisions

In addition to revisions made in response to the Staff’s comments, the Company has revised the registration statement to update the information set forth or incorporated by reference therein. These updating changes include the incorporation by reference of reports on Form 6-K filed by the Company on November 4, 2009 and November 20, 2009.  In addition, a change was made to the disclosure under “Plan of Distribution” in response to comments received from the Financial Industry Regulatory Authority.

*           *           *

Thank you for your courtesy and cooperation in connection with your review of the F-3.  Should the Staff have any questions about the responses in this letter, kindly contact the undersigned at (212) 891-3587.

Sincerely yours,

/s/ Robert A. Grauman
Robert A. Grauman

cc:	Jinjiang Lu
A-Power Energy Generation Systems, Ltd.
Omer Ozden, Esq.